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                                                                    Exhibit 20.7

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[LOGO]    LETTERHEAD LML Payment Systems                         news release
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      LML INITIATES LEGAL ACTION AGAINST GLOBAL TRANSACTION SYSTEMS, LLC

VANCOUVER, BC, February 5, 2001 - LML Payment Systems Inc. (the "Corporation") (NASDAQ:LMLP) reports that it and indirect, wholly owned subsidiary, ChequeMARK Patent Inc. ("CPI"), have filed suit in the United States District Court for the District of Nevada against Global Transaction Systems, LLC ("Global") on grounds of violations of the Federal Lanham Act's unfair competition provisions, violation of common law unfair competition and wrongful interference with prospective economic advantage. The suit also seeks a declaratory judgment that declares CPI the sole owner of all right, title and interest in United States Patent Nos. 5,484,988 and 6,164,528 for a check writing point-of-sale system ("the Patents"); and that further declares any actions taken in derogation of such rights to be null and void, and therefore rescinded. The suit additionally seeks injunctive relief against Global, restraining and enjoining it and its agents from representing or implying that they have any ownership interest in the Patents or that they have the right or ability to provide electronic transaction processing services through use of the technology described in the Patents.

LML Payment Systems is a financial payment processor specializing in providing end-to-end check processing solutions for national, regional and local retail merchants. The Corporation's processing services include traditional check verification and collection along with electronic processing services including Electronic Check Re-presentment (whereby returned paper checks are re-presented for payment electronically) and Electronic Check Conversion (whereby paper checks are converted into electronic transactions right at the point of sale). The Corporation's intellectual property estate, owned by a subsidiary, includes new U.S. Patent No. 6,164,528 regarding Internet checking transactions, in addition to U.S. Patent No. 5,484,988 which describes a "Checkwriting point of sale system," which, through a centralized database and authorization system, is capable of providing and administering various electronic payment services for customers and businesses.

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

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CONTACTS:      Patrick H. Gaines
               President and CEO             Investor Relations
               LML Payment Systems Inc.      LML Payment Systems Inc.
               (604) 689-4440                (800) 888-2260